Exhibit 99.1

Novartis Completes Purchase of Minority Interest in Alcon

HUENENBERG, Switzerland – July 8, 2008 – Novartis AG and Nestlé S.A. announced today that they have completed the first step purchase and sale of 74 million shares of Alcon, Inc. (NYSE: ACL) common stock currently owned by Nestlé pursuant to the agreement dated April 6, 2008 between Novartis and Nestlé. With the completion of the first step transaction, Nestlé remains Alcon’s majority shareholder with approximately 52% of Alcon’s issued capital and Novartis now owns a minority stake in Alcon equal to approximately 24.85% of Alcon’s issued capital.

As a result of Novartis’ minority investment in Alcon, the Alcon board of directors expands from eight to ten directors. James Singh, Nestlé's executive vice president and chief financial officer, and Daniel Vasella, M.D., Novartis' chairman and chief executive officer, are the new Alcon directors. The expansion of the board and the election of Singh and Vasella were approved by shareholders at Alcon’s 2008 annual general meeting.

In addition to this minority investment, the April 6, 2008 agreement provides Novartis with a call option to purchase Nestlé’s remaining Alcon common shares. The agreement also provides Nestlé with a put option to sell its remaining Alcon common shares to Novartis. These options commence on January 1, 2010 and expire on July 31, 2011. If either of these options are exercised, and subject to the agreement’s closing conditions (including regulatory approval), Novartis would become the majority shareholder of Alcon with approximately 77% of its issued shares.

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About Alcon

Alcon, Inc. is the world’s leading eye care company, with sales of approximately $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company.

Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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For information, contact:

Doug MacHatton

Vice President

Investor Relations and Strategic Communications

800-400-8599

www.alcon.com